April 15, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549-4720

Attention: John Reynolds

Re:	Foundation Medicine, Inc.

Withdrawal of Registration Statement on Form S-1

Registration Statement on Form S-1 (No. 333-194711)

Dear Mr. Reynolds:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Foundation Medicine, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-194711), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 20, 2014. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c) of the Securities Act, the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, in reliance on Rule 155(c) promulgated under the Securities Act, undertake a subsequent private offering.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Foundation Medicine, Inc., 150 Second Street, Cambridge, MA 02141, facsimile number (617) 418-2201, with a copy to the Registrant’s counsel, Goodwin Procter LLP, Attn: Arthur R. McGivern, 53 State Street, Boston, MA 02109, facsimile number (617) 523-1231.

If you should have any questions regarding this request, please do not hesitate to contact Arthur R. McGivern of Goodwin Procter LLP at (617) 570-1971.

Very truly yours, FOUNDATION MEDICINE, INC.

/s/ Robert W. Hesslein, Esq.
Robert W. Hesslein, Esq. Senior VP & General Counsel

cc:	Michael J. Pellini, M.D., President and Chief Executive Officer, Foundation Medicine, Inc.

Junlin Ho, Esq., Corporate Counsel, Foundation Medicine, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Arthur R. McGivern, Esq., Goodwin Procter LLP

Daniel A. Lang, Esq., Goodwin Procter LLP

Patrick O’Brien, Esq., Ropes & Gray LLP

Megan J. Baier, Esq., Ropes & Gray LLP